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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

OAO Severstal
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov
Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 69
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:
 Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*: $677,854,787	Amount of Filing Fee**: $26,639.69
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 39,873,811 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $17.00 per share of common stock. Based upon information contained in Esmark Incorporated's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on May 20, 2008, as of May 13, 2008, there were 39,506,720 Shares outstanding and, as of December 31, 2007, there were a maximum of 367,091 Shares issuable pursuant to existing stock options and stock units awards.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$26,639.69	Form or registration no.:	Schedule TO-T
Filing Party:	OAO Severstal	Date Filed:	May 30, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2008 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on June 5, 2008 ("Amendment No. 1"), by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of its indirect, wholly owned subsidiary ("Purchaser") that will be formed in the state of Delaware prior to the expiration of the offer. The Schedule TO, as amended, relates to Severstal's offer, on behalf of Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Esmark Incorporated, a Delaware corporation (the "Company"), for $17.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). Severstal's offer is made upon the terms and conditions described in the Offer to Purchase, dated May 30, 2008, as amended (the "Offer to Purchase"), and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the "Offer").

        Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or in Amendment No. 1. You should read this Amendment No. 2 together with the Schedule TO we filed on May 30, 2008 and Amendment No. 1 thereto that we filed on June 5, 2008. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended by adding the following after the last paragraph:

          "On June 5, 2008, Severstal submitted, through Skadden Arps, a letter to the Company Board stating, in pertinent part, as follows:

            'We would like to reiterate our strong interest in acquiring [the Company] and, as we have discussed, we believe that Severstal's offer delivers compelling value to your shareholders. Severstal is also uniquely positioned to promptly consummate an acquisition of [the Company], given the full and enthusiastic support of our proposal by the United Steelworkers and your majority shareholder.

            Severstal is aware of and understands [the Company's] financing issues with respect to the loan agreements you entered into with [Essar Steel] and your other financing agreements. We are committed to working with you to expeditiously resolve such issues and are certain that we can structure a solution with respect to your financing agreements that satisfies [the Company's] obligations to all credit parties and does not jeopardize [the Company's] business.

            Attached to this letter is a form of merger agreement between Severstal and [the Company] that we are prepared to sign. The attached merger agreement is based on the draft merger agreement the parties were nearly complete in negotiating in April, substituting, with limited exceptions, the representations and warranties from your negotiated agreement with Essar Steel. We believe this addresses your concerns with respect to the difficulty in revising your disclosure schedules. For your convenience, also attached to this letter is a marked copy of the attached merger agreement against the last draft of the merger agreement we distributed to you in April, along with a marked copy of the representations and warranties from the attached merger agreement against the representations and warranties in the Essar agreement.

            We look forward to hearing from you.'”

        An unmarked draft of the proposed form of merger agreement among Severstal, Purchaser and the Company referred to in such June 5, 2008 letter is filed as Exhibit (d) to this Amendment No. 2.

2

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 2.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 2.

ITEM 11.    ADDITIONAL INFORMATION.

        (b)   Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in Item 5 of this Amendment No. 2.

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

  (d)
  Proposed form of merger agreement among Severstal, Purchaser and the Company

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAO SEVERSTAL
	By:	/s/ GREGORY MASON
		Name:	Gregory Mason
		Title:	Chief Operating Officer
Date: June 6, 2008

4

EXHIBIT INDEX

EXHIBIT NO.		DOCUMENT
(a	)(1)(A)*	Offer to Purchase dated May 30, 2008
(a	)(1)(B)*	Form of Letter of Transmittal
(a	)(1)(C)*	Form of Notice of Guaranteed Delivery
(a	)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a	)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a	)(1)(F)*	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a	)(1)(G)*	Amendment and Supplement to Offer to Purchase, dated June 5, 2008
(a	)(5)(A)*	Form of Summary Advertisement
(a	)(5)(B)*	Press Release issued by Severstal, dated May 30, 2008
(a	)(5)(C)*	Press Release issued by Severstal, dated June 5, 2008
(b	)*	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO, BNP Paribas SA and Citibank, N.A. London
(d	)	Proposed form of merger agreement among Severstal, Purchaser and the Company
(g	)	Not Applicable
(h	)	Not Applicable

*
Previously filed

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  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX